Exhibit 77(d)

                              PILGRIM MUTUAL FUNDS
                                  on behalf of
                          Pilgrim LargeCap Growth Fund
                           Pilgrim MidCap Growth Fund
                          Pilgrim SmallCap Growth Fund
                          Pilgrim Strategic Income Fund
                           Pilgrim High Yield Fund II
                            Pilgrim Money Market Fund
                              Pilgrim Balanced Fund
                            Pilgrim Convertible Fund
                           (collectively the "Funds")

                 POLICIES WITH RESPECT TO SECURITY INVESTMENTS

(g) On November 2, 2000, Pilgrim LargeCap Growth Fund (the "Fund") modified its investment policies. Prior to this date, the Fund invested, under normal market conditions, at least 65% of its total assets in equity securities of large U.S. companies (those at the time of purchase that were in the upper 90% of the Russell Growth Index), as selected by a bottom-up analysis that evaluated the financial condition and competitiveness of individual companies. Under the new investment policies, the Fund invests, under normal market conditions, at least 65% of its total assets in equity securities of large U.S. companies (those with a capitalization that corresponds at the time of purchase to the upper 90% of the S&P 500 Index) that the portfolio managers believe have above-average prospects for growth. ING Pilgrim Investments focuses on a "bottom-up" analysis and a top-down thematic approach, which seek to identify themes that reflect the major social, economic and technological trends that ING Pilgrim Investments believes are likely to shape the future of business and commerce over the next three to five years, and which seek to provide a framework for identifying the industries and companies ING Pilgrim Investments believes may benefit most.